                                                                       EXHIBIT 1
FOR IMMEDIATE RELEASE
February 8, 2001

DIGITAL LAVA POSTPONES RELEASE OF FOURTH QUARTER AND YEAR-END FINANCIAL RESULTS;
             CONDUCTS INVESTIGATION INTO REVENUE RECOGNITION ISSUES

MARINA DEL REY, CA FEBRUARY 8, 2001 -- Digital Lava Inc. (NASDAQ: DGLV), announced today that the company is postponing the release of financial results for the fourth quarter and year ended December 31, 2000 until completion of its year-end audit. The company previously reported that the results would be announced on February 8, 2001.

The company has identified a revenue recognition issue affecting the company's reported revenues from sales of its Firestream Encoding Station for the third fiscal quarter ended September 30, 2000. The company previously reported $718,200 of revenues from Firestream Encoding Station and $1.74 million in total revenues for that quarter.

Bob Greene, the CEO of the company stated, "Our Board of Directors has formed a special committee that has engaged an independent auditing firm and our outside counsel to assist it in doing a complete investigation of this issue. An objective of the investigation will be to determine the magnitude of this issue and whether the company's revenues from other sources might also be affected. Depending on the results of this investigation, the company's previously reported estimates of revenue growth for the year ended December 31, 2000 may be revised."

Digital Lava said that it would have no further comment until the investigation is completed.

The company has placed on administrative leave Peter Webb, the executive vice president of sales.

ABOUT DIGITAL LAVA

Digital Lava provides digital publishing services and the enabling software technology to Fortune 2000 companies that create on demand interactive presentations, training and communications. Its robust in-house service offering provides a turnkey solution that delivers rich media quickly and efficiently. These solutions provide end-users with a fully integrated and interactive experience on their computer desktops delivered via the Internet, intranet, extranet, DVD, CD-ROM or any combination. Digital Lava's services and solutions are employed by Fortune 1000 companies for use in corporate communications, sales, marketing and training applications. Digital Lava's partners and clients include Microsoft, Akamai, RealNetworks, Cisco Systems, Dell Computers, Siebel, KPMG, Prudential Insurance, Network Associates, Alcatel and CompuCom. Digital Lava is headquartered in Marina del Rey, California. For additional information, please visit Digital Lava's Web site at http://www.digitallava.com or call 1-888-222-LAVA.

This news release contains forward-looking statements concerning the business and products of Digital Lava Inc. Actual results may differ from those projected or implied by such forward-looking statements depending on a number of risks and uncertainties including, but not limited to the development, shipment and market acceptance of Digital Lava's products. Other risks inherent in the business of Digital Lava are described in Securities and Exchange Commission filings, including Digital Lava's registration statement on Form S-3. Digital Lava undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.